UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note:
Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note:
Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated October 25, 2007.

2.               Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Q3 net income rises 86% to $738 million

•                  Orders up 33%, demand for power and automation technologies strong in all regions

•                  Revenues grow 26%, EBIT increases 55% to $1 billion

•                  EBIT margin 14.4% from continued strong business execution

Zurich, Switzerland, October 25, 2007 — ABB’s net income rose 86 percent in the third quarter to $738 million on continued growth in market demand, particularly for power infrastructure, and further operational improvements.

Earnings before interest and taxes (EBIT) rose to $1 billion on a 26-percent increase in revenues (19 percent in local currencies), leading to an EBIT margin of 14.4 percent compared with 11.8 percent in the same quarter of 2006. Cash flow from operating activities increased to $886 million versus $523 million in the third quarter a year ago.

Orders increased 33 percent (25 percent in local currencies) to $8.3 billion, reflecting investments to expand power infrastructure in emerging markets and to replace aging equipment and strengthen grids in mature markets. Industrial businesses also continued to invest in productivity improvements and cost reductions by lowering energy consumption.

“A combination of strong market growth and operational discipline has once again paid off,” said Fred Kindle, ABB President and CEO. “Our market and technology leadership together with performance improvements are helping us to reap the full benefits from continuing global growth and heightened concerns about climate change and energy efficiency.”

2007 Q3 key figures	Q3 07	Q3 06 (1)	Change
$ millions unless otherwise indicated			US$	Local
Orders	8,321	6,280	33%	25%
Order backlog (end September)	22,170	15,164	46%	33%
Revenues	7,190	5,684	26%	19%
EBIT	1,035	669	55%
as % of revenues	14.4	11.8
Net income	738	397	86%
Basic earnings per share (2) ($)	0.32	0.18
Cash flow from operating activities	886	523	69%

(1) Adjusted to reflect the reclassification of activities to discontinued operations; (2) Net income divided by the weighted average number of shares outstanding in the period

Summary of results

Orders continued to grow strongly in the third quarter, led by very high demand for products and systems needed to refurbish and expand power infrastructure. Demand for more energy-efficient technologies also continued to grow in most industrial sectors. It was the eleventh consecutive quarter of double-digit order growth for the group.

Power interconnections in Europe to improve the reliability and efficiency of existing grids, along with infrastructure expansion in the Middle East, were the main growth drivers for the power divisions in the third quarter. Asian markets were also strong as utility customers continued to invest in new power equipment.

In the automation divisions, customer investments in developed countries during the third quarter continued to be driven by the need to improve process efficiency, while in emerging markets, capacity expansion fuelled most growth. Demand was strongest in the metals and minerals sector, particularly the steel and aluminum industries. Orders were also higher for products to improve the energy efficiency of many industrial processes. Orders were lower in the oil and gas business as the result of fewer large project orders in the quarter compared to one year ago.

For the Group, the volume of large orders (more than $15 million) grew 96 percent to $1.4 billion (84 percent in local currencies) and accounted for 17 percent of total orders received compared to 12 percent in the same quarter in 2006. Base orders (less than $15 million) increased by 24 percent (17 percent in local currencies).

Higher revenues in the third quarter reflect both the increase in base orders during the quarter, as well as execution of the growing order backlog. Price increases to offset higher raw material costs compared to the same quarter a year ago, also contributed to the revenue growth. The order backlog amounted to more than $22 billion at the end of September 2007, compared to $20 billion at the end of the previous quarter and $15 billion at the end of the same quarter in 2006.

EBIT increased across all divisions, mainly the result of higher revenues. High capacity utilization, strong project execution and increased production and engineering in low cost countries lifted EBIT margins in all divisions except Process Automation, where it remained stable.

The increase in net income was primarily the result of higher EBIT and a lower tax rate, mainly reflecting the geographic distribution of earnings and the accelerated use of tax-loss carry forwards. Net income also benefited from an improved net finance expense resulting from lower debt levels.

Cash flow from operating activities improved compared to the third quarter of 2006 as higher earnings more than offset increases in working capital to support growth.

ABB’s financial position further improved in the third quarter, with net cash growing by approximately $1 billion from the end of the previous quarter to $3.3 billion. Gearing at the end of September was 22 percent compared with 25 percent at the end of the second quarter (see Appendix II for more information). The remainder of the company’s Swiss franc 1-billion convertible bond maturing in 2010 was converted in the third quarter, which increased ABB’s equity by approximately $170 million.

Divestments

In August 2007, ABB announced it had agreed to sell its ABB Lummus Global business to Chicago Bridge & Iron Company (CB&I) for $950 million, subject to approvals from regulators and CB&I’s shareholders.

As previously reported, ABB discovered in connection with the divestment certain suspect payments in a number of countries, which it reported to the U.S. Department of Justice and the Securities and Exchange Commission. ABB retains liability for related potential fines and penalties.

ABB Lummus Global serves the upstream and downstream oil and gas, petrochemical and refining industries worldwide and employs about 2,400 people, with revenues in 2006 of $988 million.

Divisional performance Q3 2007

Power Products division

2007 Q3 key figures	Q3 07	Q3 06(1)	Change
$ millions unless otherwise indicated			US$	Local
Orders	2,678	1,934	38%	30%
Order backlog (end September)	6,977	4,948	41%	30%
Revenues	2,413	1,815	33%	26%
EBIT	405	248	63%
as % of revenues	16.8%	13.7%
Cash flow from operating activities	271	129

(1)Adjusted to reflect the reclassification of a transformer business in South Africa to discontinued operations

Third-quarter orders grew in all businesses, led by transformers, and in all regions. Investments by utility customers in Europe to strengthen and refurbish grid infrastructure fuelled strong order growth. Orders also grew strongly in Asia and the Middle East as customers continued to invest in new infrastructure to support economic growth. Orders continued to grow in the Americas but at a slower pace than in the previous several quarters as demand eased in the U.S., due in part to the slowdown in the housing sector.

Revenues grew at a double-digit pace in all businesses compared to the same quarter in 2006 on both higher volumes and higher prices to offset increases in raw materials costs. EBIT and EBIT margin increased strongly as the result of higher revenues and factory loading and productivity improvements. Costs associated with the transformer consolidation program announced in 2005 amounted to $15 million in the third quarter, compared to $5 million in the same quarter in 2006.

Power Systems division

2007 Q3 key figures	Q3 07	Q3 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,828	1,050	74%	63%
Order backlog (end September)	8,136	4,898	66%	51%
Revenues	1,401	1,072	31%	22%
EBIT	121	76	59%
as % of revenues	8.6%	7.1%
Cash flow from operating activities	151	73

Orders increased strongly in the third quarter, mainly the result of power infrastructure investments in Europe, including a project in Germany valued at more than $400 million to connect the world’s largest offshore wind farm to the mainland grid. Base orders increased 25 percent (17 percent in local currencies), reflecting continued favorable demand. Customer investments in the Middle East to develop the electricity-intensive aluminum industry also contributed to the order growth. Orders were lower in the Americas, reflecting the timing of orders and not a change in demand. Orders in Asia were flat.

Revenues were higher across all businesses versus the same quarter in 2006 on execution of the strong order backlog. EBIT and EBIT margin increased on higher revenues, improved capacity utilization and ongoing benefits from improved project selection and execution.

Automation Products division

2007 Q3 key figures	Q3 07	Q3 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	2,322	1,857	25%	18%
Order backlog (end September)	3,413	2,341	46%	33%
Revenues	2,203	1,700	30%	22%
EBIT	384	270	42%
as % of revenues	17.4%	15.9%
Cash flow from operating activities	390	289

Demand continued to grow in the third quarter of 2007 with higher orders for both standard products and engineered products and systems, including a $110 million order for an advanced railway power converter system in Germany. Orders grew across all regions. Demand for energy-efficient industrial products in a variety of industries also contributed to the order growth.

Revenues increased versus the same quarter in 2006 due to higher volumes resulting from the continued good order intake and execution of the growing order backlog. Revenues also grew from price increases necessary to cover higher raw material costs. EBIT rose on higher revenues while the EBIT margin primarily reflects strong capacity utilization.

Process Automation division

2007 Q3 key figures	Q3 07	Q3 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,914	1,828	5%	(2% )
Order backlog (end September)	5,435	4,055	34%	21%
Revenues	1,512	1,322	14%	7%
EBIT	157	139	13%
as % of revenues	10.4%	10.5%
Cash flow from operating activities	120	171

Higher orders for process automation solutions in the metals and minerals sectors were largely offset by lower orders in pulp and paper and a reduction in large oil and gas orders. Orders were higher in the Americas, driven by the U.S., Canada and Chile, and almost doubled in Asia, led by China, India, and South Korea. Orders in Europe decreased mainly as the result of lower orders from eastern Europe in the quarter. Large orders decreased from last year’s very high level while base orders grew by 14 percent in the quarter (6 percent in local currencies).

Revenue growth in the quarter mainly reflects the timing of the execution of system orders. EBIT grew in line with revenues and the EBIT margin remained at a similar level as a year ago.

Cash flow from operations decreased from a year ago, reflecting the working capital required to execute large systems orders.

Robotics division

2007 Q3 key figures	Q3 07	Q3 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	370	295	25%	19%
Order backlog (end September)	627	465	35%	25%
Revenues	344	281	22%	16%
EBIT	20	5	300%
as % of revenues	5.8%	1.8%
Cash flow from operating activities	41	7

Orders increased in the third quarter compared to the low levels of the year-earlier period, led by higher demand from general industry, such as packaging, consumer electronics and food. Orders from the automotive industry remained at low levels reflecting both weak market demand and improved project selection. Orders were higher in all regions and were strongest for paint systems.

The significant third-quarter revenue growth reflects the increasing order backlog that has developed in the past several quarters. EBIT and EBIT margin improved due to cost-cutting initiatives, better project execution and the non-recurrence of costs taken in the same quarter last year associated with a large project.

Cash flow from operating activities was higher, reflecting higher earnings and customer payments on a large project.

Non-core activities and Corporate

Non-core activities generated EBIT of $12 million in the third quarter, primarily the result of real estate activities, while Corporate costs continued to decline.

Strategy 2007 to 2011

On September 5, the company announced its strategy and financial plan for the period 2007 to 2011. The company aims to achieve a compound annual growth rate (CAGR) for revenues over the period of between 8 and 11 percent and an EBIT margin between a minimum of 11 percent and 16 percent. Earnings per share are expected to grow at a CAGR of 15-20 percent while return on capital employed, after tax, is forecast to exceed 30 percent by 2011. ABB expects free cash flow to amount to 100 percent of net income, on average, over the period.

Outlook

The business environment for ABB during the rest of 2007 and into the first half of 2008 is expected to remain in line with the positive market conditions seen in the first nine months of this year.

Overall demand for power transmission and distribution infrastructure is expected to continue on a high level in all regions. Equipment replacement and improved network efficiency and reliability are forecast to drive higher demand in Europe and North America. The current slowdown in the U.S. construction sector may result in some easing of demand in power distribution in the U.S. in the next several quarters but the impact on the ABB Group is not expected to be significant.

Automation-related industrial investments are expected to continue at a high level in most sectors, although below the growth rates seen in 2006. Overall, automation-related demand growth is expected to be strongest in Asia, with more modest growth in Europe and the Americas.

The company expects a further significant decline in the tax rate in the fourth quarter of 2007 as it expects to recognize additional deferred tax assets for tax-loss carry forwards. The mid-term guidance for a sustainable 27-percent tax rate, however, remains unchanged.

ABB is well-positioned to benefit from increasing customer investments to reduce costs and mitigate climate change by using more energy-efficient products and systems.

More information

The 2007 Q3 results press release and presentation slides are available from October 25, 2007 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media call today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611; from Sweden, +46 8 5069 2105; from the U.S. and Canada +1 866 291 4166; and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 339, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 245, followed by the # key.

Investor calendar 2008
Q4 and full-year 2007 results	February 14, 2008
Q1 2008 results	April 24, 2008
Annual General Meeting	May 8, 2008
Q2 2008 results	July 24, 2008
Q3 2008 results	October 23, 2008

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs more than 110,000 people.

Zurich, October 25, 2007

Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Strategy 2007 to 2011,” “Outlook” and Appendix I, as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations, fluctuations in interest rates and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

ABB third quarter (Q3) and nine months (9m) 2007 key figures

		Q3 07	Q3 06(1)	Change		9m 07	9m 06(1)	Change
				US$	Local			US$	Local
Orders	Group	8,321	6,280	33%	25%	25,480	19,919	28%	21%
	Power Products	2,678	1,934	38%	30%	8,569	6,567	30%	24%
	Power Systems	1,828	1,050	74%	63%	5,842	3,744	56%	46%
	Automation Products	2,322	1,857	25%	18%	6,954	5,758	21%	14%
	Process Automation	1,914	1,828	5%	(2)%	5,592	5,169	8%	3%
	Robotics	370	295	25%	19%	1,140	889	28%	22%
	Non-core activities	98	90	9%	3%	294	274	7%	1%
	Corporate (consolidation)	(889)	(774)			(2,911)	(2,482)
Revenues	Group	7,190	5,684	26%	19%	20,470	16,395	25%	18%
	Power Products	2,413	1,815	33%	26%	6,867	5,028	37%	30%
	Power Systems	1,401	1,072	31%	22%	3,855	3,115	24%	17%
	Automation Products	2,203	1,700	30%	22%	6,248	4,914	27%	20%
	Process Automation	1,512	1,322	14%	7%	4,481	3,857	16%	10%
	Robotics	344	281	22%	16%	988	946	4%	-1%
	Non-core activities	126	92	37%	28%	324	284	14%	6%
	Corporate (consolidation)	(809)	(598)			(2,293)	(1,749)
EBIT	Group	1,035	669	55%		2,878	1,794	60%
	Power Products	405	248	63%		1,130	654	73%
	Power Systems	121	76	59%		310	186	67%
	Automation Products	384	270	42%		1,067	753	42%
	Process Automation	157	139	13%		463	377	23%
	Robotics	20	5	300%		54	13	315%
	Non-core activities	12	12			55	45	22%
	Corporate	(64)	(81)			(201)	(234)
EBIT margin (%)	Group	14.4%	11.8%			14.1%	10.9%
	Power Products	16.8%	13.7%			16.5%	13.0%
	Power Systems	8.6%	7.1%			8.0%	6.0%
	Automation Products	17.4%	15.9%			17.1%	15.3%
	Process Automation	10.4%	10.5%			10.3%	9.8%
	Robotics	5.8%	1.8%			5.5%	1.4%

(1)Adjusted to reflect the reclassification of activities to discontinued operations

ABB Q3 2007 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q3 07	Q3 06(1)	US$	Local	Q3 07	Q3 06(1)	US$	Local
Europe	4,024	2,756	46%	36%	3,286	2,706	21%	13%
Americas	1,353	1,252	8%	5%	1,314	1,060	24%	21%
Asia	2,015	1,407	43%	35%	1,862	1,458	28%	20%
Middle East and Africa	929	865	7%	1%	728	460	58%	49%
Group total	8,321	6,280	33%	25%	7,190	5,684	26%	19%

(1)Adjusted to reflect the reclassification of activities to discontinued operations

Appendix I

Debt and equity security transactions

During the first nine months of 2007, bondholders of the Company’s CHF 1 billion convertible bonds, due 2010, fully exercised their right to convert the bonds. This resulted in a reduction in long-term debt of approximately $825 million and an increase in equity of $830 million.

During the second quarter of 2007, a bank holding call options (related to ABB’s management incentive programs) issued at fair value during 2001, 2003 and 2004, and with strike prices ranging from CHF 7.00 to CHF 13.49, exercised a portion of these options. As a result, approximately 17 million shares were issued and there was a net increase in the Company’s capital stock and additional paid-in capital of $153 million.

Also during the second quarter of 2007, the Company purchased on the open market 10 million of its own shares for use in connection with its employee incentive plans. These transactions resulted in an increase in treasury stock by $199 million.

Employee Benefits Funding

During the first nine months of 2007 ABB made $201 million of contributions to its pension plans and $16 million to its other post retirement plans. This includes an additional contribution of $49 million made during the third quarter of this year to ABB’s German pension plan.

Our planned contributions for full year 2007, based on current plan structures, are about $245 million to defined benefit pension plans and an additional approximately $20 million to other post retirement benefit plans.

Accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating and assessing the impact of adopting SFAS 157 on its Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement. SFAS 159 will be adopted by the Company earliest on January 1, 2008. The Company is currently evaluating and assessing the impact of adopting SFAS 159 on its Consolidated Financial Statements.

Appendix II

Reconciliation of financial measures Q3 2007	Q3 07	Q3 06(1)
$ millions unless otherwise indicated
EBIT margin:
Earnings before interest and taxes	1,035	669
Revenues	7,190	5,684
EBIT margin	14.4%	11.8%

(1)Adjusted to reflect the reclassification of activities to discontinued operations

EBIT margin is calculated by dividing EBIT by total revenues. Management believes EBIT margin is a useful measure of profitability and uses it as a performance target.

	At Sept. 30, 2007	At June 30, 2007
Net cash:
Cash and equivalents	4,653	4,416
Marketable securities and short-term investments	1,289	613
Cash and marketable securities	5,942	5,029
Short-term debt and current maturities of long-term debt	443	387
Long-term debt	2,171	2,279
Total debt	2,614	2,666
Net cash	3,328	2,363

Gearing:
Total debt	2,614	2,666
Total stockholders’ equity	8,843	7,637
Minority interest	492	431
Gearing	22%	25%

Net cash is a financial measure that is calculated as the total of cash and equivalents, marketable securities and short-term investments minus total debt.

Gearing is a financial measure that is calculated as total debt divided by the sum of total debt plus total stockholders’ equity, including minority interest. Total debt used to calculate net cash and gearing equals long-term debt plus short-term debt and current maturities of long-term debt. Management believes net cash and gearing are helpful in analyzing leverage and it considers both measures in evaluating possible financing transactions.

Local currencies

The results of operations and financial position of many of ABB’s non-U.S. subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

ABB Ltd Consolidated Income Statements

	Nine Months Ended		Three Months Ended
$ millions, except per share data (unaudited)	Sept. 30, 2007	Sept. 30, 2006(1)	Sept. 30, 2007	Sept. 30, 2006(1)
Sales of products	17,432	13,680	6,135	4,753
Sales of services	3,038	2,715	1,055	931
Total revenues	20,470	16,395	7,190	5,684

Cost of products	(12,100)	(9,771)	(4,263)	(3,353)
Cost of services	(2,025)	(1,850)	(705)	(638)
Total cost of sales	(14,125)	(11,621)	(4,968)	(3,991)
Gross profit	6,345	4,774	2,222	1,693
Selling, general & administrative expenses	(3,529)	(3,080)	(1,201)	(1,050)
Other income (expense) net	62	100	14	26
Earnings before interest and taxes	2,878	1,794	1,035	669
Interest and dividend income	183	108	92	26
Interest and other finance expense	(224)	(244)	(108)	(58)
Income from continuing operations before taxes and minority interest	2,837	1,658	1,019	637
Provision for taxes	(708)	(504)	(226)	(186)
Minority interest	(157)	(119)	(58)	(41)
Income from continuing operations	1,972	1,035	735	410
Income (loss) from discontinued operations, net of tax	32	(67)	3	(13)
Net income	2,004	968	738	397

Basic earnings (loss) per share
Income from continuing operations	0.88	0.49	0.32	0.19
Income (loss) from discontinued operations, net of tax	0.01	(0.03)	—	(0.01)
Net income	0.89	0.46	0.32	0.18
Average basic shares (in millions)	2,246	2,111	2,279	2,173

Diluted earnings (loss) per share
Income from continuing operations	0.86	0.47	0.32	0.18
Income (loss) from discontinued operations, net of tax	0.01	(0.03)	—	—
Net income	0.87	0.44	0.32	0.18
Average diluted shares (in millions)	2,306	2,230	2,307	2,292

(1) Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd Consolidated Balance Sheets

	Sept. 30, 2007	Dec. 31, 2006(1)
$ millions, except share data (unaudited)
Cash and equivalents	4,653	4,198
Marketable securities and short-term investments	1,289	528
Receivables, net	8,203	6,566
Inventories, net	4,988	3,807
Prepaid expenses	282	247
Deferred taxes	683	572
Other current assets	421	240
Assets held for sale and in discontinued operations	1,254	1,397
Total current assets	21,773	17,555

Financing receivables	499	539
Property, plant and equipment, net	3,061	2,793
Goodwill	2,413	2,369
Other intangible assets, net	255	286
Prepaid pension and other employee benefits	404	373
Investments in equity method companies	68	545
Deferred taxes	388	507
Other non-current assets	160	175
Total assets	29,021	25,142

Accounts payable, trade	4,519	3,673
Accounts payable, other	1,290	1,172
Short-term debt and current maturities of long-term debt	443	122
Advances from customers	1,955	1,490
Deferred taxes	282	226
Asbestos obligations	300	150
Provision and other	3,113	2,864
Accrued expenses	1,623	1,513
Liabilities held for sale and in discontinued operations	1,032	1,275
Total current liabilities	14,557	12,485

Long-term debt	2,171	3,160
Pension and other employee benefits	783	809
Deferred taxes	397	763
Asbestos obligations	23	282
Other liabilities	1,755	1,154
Total liabilities	19,686	18,653

Minority interest	492	451
Stockholders’ equity:
Capital stock and additional paid-in capital	5,523	4,514
Retained earnings	5,202	3,647
Accumulated other comprehensive loss	(1,580)	(2,019)
Less: Treasury stock, at cost (18,750,738 and 8,782,721 shares at September 30, 2007 and December 31, 2006)	(302)	(104)
Total stockholders’ equity	8,843	6,038
Total liabilities and stockholders’ equity	29,021	25,142

(1) Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd Consolidated Statements of Cash Flows

	Nine Months Ended		Three Months Ended
$ millions (unaudited)	Sept. 30, 2007	Sept. 30, 2006(1)	Sept. 30, 2007	Sept. 30, 2006(1)
Operating activities
Net income	2,004	968	738	397
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	435	414	149	140
Provisions	(196)	129	(47)	47
Pension and postretirement benefits	(18)	5	(6)	13
Deferred taxes	57	91	(9)	18
Net gain from sale of property, plant and equipment	(24)	(54)	(5)	(8)
Income from equity accounted companies	(50)	(67)	(11)	(23)
Minority interest	158	118	58	39
Other	108	146	11	15
Changes in operating assets and liabilities:
Trade receivables	(618)	(321)	(218)	(69)
Inventories	(809)	(768)	(222)	(292)
Trade payables	553	279	177	64
Advances from customers	348	359	63	166
Other assets and liabilities, net	(363)	(400)	208	16
Net cash provided by operating activities	1,585	899	886	523

Investing Activities
Changes in financing receivables	57	37	42	10
Purchases of marketable securities and short-term investments (other than trading)	(7,272)	(3,375)	(3,012)	(1,456)
Purchases of property, plant and equipment and intangible assets	(468)	(318)	(184)	(106)
Acquisition of businesses (net of cash acquired)	(44)	—	(1)	—
Proceeds from sales of marketable securities and short-term investments (other than trading)	6,683	3,027	2,379	1,201
Proceeds from sales of property, plant and equipment	44	70	15	10
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	352	18	15	(4)
Net cash used in investing activities	(648)	(541)	(746)	(345)

Financing Activities
Net changes in debt with maturities of 90 days or less	(4)	(12)	(5)	(52)
Increase in debt	146	70	53	4
Repayment of debt	(167)	(101)	(83)	(21)
Issuance of shares	153	—	—	—
Purchase of treasury shares	(199)	—	—	—
Dividends paid	(449)	(203)	—	—
Dividends paid to minority shareholders	(118)	(88)	(18)	(24)
Payments made upon bond conversion	—	(72)	—	—
Payments made upon bond exchange	—	(114)	—	—
Other	(28)	(6)	10	(22)
Net cash used in financing activities	(666)	(526)	(43)	(115)

Effects of exchange rate changes on cash and equivalents	199	131	144	(2)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	(15)	15	(4)	(9)
Net change in cash and equivalents - continuing operations	455	(22)	237	52

Cash and equivalents at beginning of period	4,198	3,136	4,416	3,062
Cash and equivalents at end of period	4,653	3,114	4,653	3,114

Supplementary disclosure of cash flow information
Interest paid	176	224	72	88
Taxes paid	628	426	227	154
Carrying value of debt and accrued interest converted into capital stock	843	953	173	—

(1) Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Minimum pension liability adjustment	Unrealized gain on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2006	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483
Comprehensive income:
Net income	—	968	—	—	—	—	—	—	968
Foreign currency translation adjustments	—	—	65	—	—	—	65	—	65
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	(1)	—	—	(1)	—	(1)
Minimum pension liability adjustments, net of tax	—	—	—	—	(14)	—	(14)	—	(14)
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	58	58	—	58
Total comprehensive income	—	—	—	—	—	—	—	—	1,076
Shares issued to Asbestos PI Trust (CE Settlement Shares)	407	—	—	—	—	—	—	—	407
Payments of dividends	—	(203)	—	—	—	—	—	—	(203)
Employee incentive plans	10	—	—	—	—	—	0	—	10
Treasury share transactions	(7)	—	—	—	—	—	—	7	—
Convertible bonds	903	—	—	—	—	—	—	25	928
Call options	19	—	—	—	—	—	—	—	19
Balance at Sept. 30, 2006	$4,453	$3,225	$(1,691)	—	$(228)	$65	$(1,854)	$(104)	$5,720

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Unrecognized actuarial gains and losses related to pensions	Unrealized gain on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2007	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038
Comprehensive income:
Net income	—	2,004	—	—	—	—	—	—	2,004
Foreign currency translation adjustments	—	—	412	—	—	—	412	—	412
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	7	—	—	7	—	7
Unrecognized actuarial gains and losses related to pensions	—	—	—	—	(6)	—	(6)	—	(6)
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	26	26	—	26
Total comprehensive income	—	—	—	—	—	—	—	—	2,443
Shares issued	153	—	—	—	—	—	—	—	153
Payments of dividends	—	(449)	—	—	—	—	—	—	(449)
Employee incentive plans	21	—	—	—	—	—	—	—	21
Treasury share transactions	(1)	—	—	—	—	—	—	(198)	(199)
Convertible bonds	830	—	—	—	—	—	—	—	830
Call options	6	—	—	—	—	—	—	—	6
Balance at Sept. 30, 2007	$5,523	$5,202	$(1,050)	$5	$(635)	$100	$(1,580)	$(302)	$8,843

July-September 2007 — Q3

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights, in the following amounts:

Name	Date	Description	Purchased	Sold	Price
Bernhard Jucker	September 6, 2007	Shares	9,000		CHF 28.88
Peter Leupp	September 6, 2007	Warrant Appreciation Rights		250,000	CHF 4.36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 26, 2007	By:	/s/ FRANCOIS CHAMPAGNE
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel